AREM PACIFIC CORPORATION

December 24, 2015

Securities and Exchange Commission’

Mr. Larry Spirgel

Assistant Director

Re: Arem Pacific Corporation (“Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed December 18, 2015

File No. 333-207099

Dear Sir:

The Company is in receipt of your Comment Letter dated December 22, 2015 regarding the PCAOB qualification of our Auditor, ShineWing Australia.

In response to your comment letter, please find attached the response of ShineWing Australia which we believe clarifies the matter.

Sincerely,

/s/ Thomas Tang

Thomas Tang

Chief Executive Officer

ShineWing
AUSTRALIA

ShineWing Australia
Accountants and Advisors
Level 10, 530 Collins Street
Melbourne VIC 3000
T +61 3 8635 1800
F +61 3 8102 3400
shinewing.com.au

23 December 2015

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

Dear Mr Tang,

RE: ShineWing Australia (Formerly Moore Stephens (2121))

We refer to your recent correspondence from the SEC whereby the SEC suggested that ShineWing Australia is not PCAOB registered.

We wish to advise that our firm ShineWing Australia (formerly trading as Moore Stephens) is PCAOB registered as Registrant: "Moore Stephens (2121)" per the current PCAOB database of registered firms. The database for our firm indicates that our firm now trades under the name ShineWing Australia.

Please note the legal audit entity Moore Stephens based in Melbourne changed its trading name to ShineWing Australia during 2015 following the decision of Moore Stephens Melbourne to leave the Moore Stephens Network and join the ShineWing International Network. This Change of network necessitated a re-branding of the legal audit entity from Moore Stephens to ShineWing Australia. The PCAOB has recognised that registrant 2121 uses the name ShineWing Australia in its Audit Opinions on its website.

Hopefully this answers the query from the SEC with respect to ShineWing Australia's PCAOB registration status.

Yours faithfully
ShineWing Australia

M. Schofield

Matthew Schofield
Partner